Exhibit E – Video Script

[The video may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements, as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results]

We're the "click here" and "you're not going to believe what happens next" generation.

We've grown up with the internet and know every trick in the book.

Over the years, we've built up an impenetrable bullshit detector.

Except it doesn't work on us. You know it, we know it, everyone knows it.

So, why hasn't anyone figured this out yet?

We are The Hustle and we're proving that the only way to penetrate one's bullshit detector is, well, not to bullshit.

Each morning we send out a daily email using our bold, irreverent, and authentic voice to cut through the sea of nonsense and explain current events to young professionals throughout the world.

Our editorial team speaks to our audience in a way they understand and love. And delivers that content where our audience lives each morning -- their email.

So far, things are going really well. Since launching the daily email last April, we've grown to 200,000 fiercely loyal subscribers from all over the world with an industry-crushing open rate of 40%.

[Past performance is not indicative of future results. This statement represents management's estimate based on its open rate and ad-click through rate.This statement does not represent guarantees of future results, levels of activity, performance, or achievements.}

Our users are young, ambitious, extremely intelligent, and the future shot callers of the world.

Now, onto the important stuff.

Word of mouth has been our biggest growth channel. We have over 1,000 brand ambassadors who have helped spread the word, and we've also had thousands of people attend our events which has helped create community and buzz.

Advertising, event sponsorship, and ticket sales. We've been profitable since August of 2016 and then recently raised a round of funding so we can grow faster and expand the community.

[Past performance is not indicative of future results. This statement represents management's estimate using revenue and expense numbers for the entire period from August 1, 2016 through November 30, 2016. These numbers have not been reviewed by an independent accountant, and the financial performance of the company may look quite different when financials are prepared on a GAAP basis. This statement does not represent guarantees of future results, levels of activity, performance, or achievements.]

We've raised money from some extremely successful entrepreneurs and media founders. You can see the entire list below.

Email is one of the most intimate ways a brand can communicate with their users, it scales easily with a small editorial team, the advertising rates are significantly higher, and, most importantly, we don't have to play games and use clickbait to get people to click on our articles in their social feeds.

We're on a mission to capture the young professionals market as fast as possible. Specifically, our next goal is to hit a million subscribers within the year while maintaining our industry-crushing engagement numbers.

Once there, we plan on expanding the community and offering different products and services.

So, wanna join our pirate ship?